Rajiv Gupta Direct Dial: (+65) 6437-5467 rajiv.gupta@lw.com	9 Raffles Place #42-02 Republic Plaza Singapore 048619 Tel: +65.6536.1161 Fax: +65.6536.1171 www.lw.com
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File No. 042844-0002
VIA EDGAR & FACSIMILE (202) 772-9368
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Karl Hiller, Accounting Branch Chief Joanna Lam, Staff Accountant Lily Dang Ken Schuler, Mining Engineer

Re:	Sterlite Industries (India) Limited Form 20-F filed July 10, 2009 (“Form 20-F”) Form 20-F/A filed July 14, 2009 (“Form 20-F/A”) (File No. 001-33175)
Ladies and Gentlemen:
     On behalf of Sterlite Industries (India) Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Joanna Lam’s letter dated November 17, 2009. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.
Form 20-F for the Fiscal Year Ended March 31, 2009
Financial Statements
Note 5 — Short-Term and Long-Term Investments, page F-18
1.	We note your response to prior comment 2, explaining that your short-term investment and deposit balance of Rs.186,302 million as of March 31, 2009 includes trading securities of Rs.135,976 million and time deposits of Rs.50,326 million. Please describe the nature of the funds in which your trading securities and time deposits are invested, and the extent these funds are controlled by any of your related parties. Provide a supplementary schedule showing the fund names, the amounts invested as of March 31,

December 2, 2009

LATHAM & WATKINS llp

2009, and the names and ownership percentages of the related parties controlling the funds.

As of March 31, 2009, the Company’s trading securities of Rs.135,976 million comprised investments in mutual funds . The Company’s investments in trading securities are bought and held principally for the purpose of selling these in the near term. Time deposits of Rs.50,326 million were placed with banks. The Company respectfully informs the Staff that investments in trading securities and time deposits have not been made in any funds or placed with any banks which are controlled by the Company’s related parties.

In response to the Staff’s comment, the Company has enclosed as Appendix 1, a supplementary schedule as of March 31 2009, showing the fund and the bank names, and the amounts invested in trading securities and time deposits.
Engineering Comments
Form 20-F/A for Fiscal Year Ending March 31, 2009
Strong pipeline of growth projects, page 21
2.	We note your response to prior comment 4 regarding the coal blocks you reported for the HZL — Madanpur, BALCO, and Sterlite Energy — Rampia and Dip Side properties. Please clarify in future filings whether these are proven and/or probable reserves as defined by Industry Guide 7, or non-reserve coal deposits.

We will not object if you wish to disclose estimates that you have compiled or which have been used by the Ministry of Coal to define the area of your interest as a “non-reserve coal deposit” provided that it has been sufficiently drilled, sampled and analyzed (e.g. where dimensions are revealed in trenches, outcrops, drill holes and underground workings) to assume continuity between sample points, and where the results are shown to warrant further exploration stage work on the properties.

However, we expect you would need to conduct or obtain a final feasibility study before designating such estimates as reserves, based on the definitions in Industry Guide 7, where a comprehensive evaluation (e.g. considering market prices, unit costs, recoverability, and other material factors) concludes legal and economic feasibility.

The Company will clarify in future filings whether the coal blocks allocated to HZL, BALCO and Sterlite Energy are proven and/or probable reserves or non-reserve coal deposits. Until the Company receives all the regulatory approvals required to commence mine development activities, the Company will report these reserves as “non-reserve coal deposits” based on the information provided by the Ministry of Coal.

December 2, 2009

LATHAM & WATKINS llp

*     *     *     *     *
     Please contact me at +65-6437 5467 if you have any questions or require additional information concerning the foregoing.
Respectfully submitted,
/s/ Rajiv Gupta
Rajiv Gupta
of LATHAM & WATKINS LLP
Enclosure
cc:	Vinod Bhandawat Chief Financial Officer Sterlite Industries (India) Limited

December 2, 2009

LATHAM & WATKINS llp

APPENDIX 1
Details of investments in trading securities and time deposits
As of March 31, 2009

		Rs. in
S.no.		millions
	Investments in trading securities
	Mutual Funds
1	Birla Fixed Term Plan —Series AD	202.20
2	Birla Fixed Term Plan —Series AE	111.77
3	Birla Fixed Term Plan —Series BD — IP	1,069.94
4	Birla Sun life Floating Rate Fund Long Term — IP	1,001.14
5	Birla Sun life Medium Term Fund — IP	2,002.34
6	Birla Sun life Savings Fund IP — Growth	3,457.88
7	DSP Blackrock FMP12 Months Series 3	426.98
8	DSP Blackrock FMP13 Months Series 1	497.25
9	DSP Blackrock FMP18 Months Series 1	171.02
10	DWS Fixed Term Fund — Series— 41	166.80
11	DWS Ultra Short Term Fund — Super IP — Growth	1,580.06
12	HDFC Cash management Fund —Treasury Advantage Plan — Growth	6,485.04
13	HDFC Fixed Maturity Plan 370 Days August 2008 (3) IP	213.13
14	HDFC Floating Rate Income Fund — Long Term Plan	1,004.24

December 2, 2009

LATHAM & WATKINS llp

		Rs. in
S.no.		millions
15	HSBC Fixed Term Series 44	165.13
16	ICICI Prudential Fixed Maturity Plan Series 41	112.58
17	ICICI Prudential Fixed Maturity Plan Series 42 Sixteen Months Plan	166.95
18	ICICI Prudential Fixed Maturity Plan Series 47 One Year Plan B IP	1,065.57
19	ICICI Prudential Flexible Income Plan — Growth	11,472.83
20	ICICI Prudential Interval Fund IV Quarterly Plan B IP	500.73
21	IDFC Fixed Maturity Plan — Thirteen Months Series 1 IP	400.48
22	IDFC Fixed Maturity Plan — Yearly Series 17 — Plan B	331.01
23	IDFC Fixed Maturity Plan — Yearly Series 19 — Plan B	385.79
24	IDFC Liquid Plus Treasury Plan C IP — Growth	4,356.15
25	Kotak Floater — Long Term — Growth	1,003.63
26	Kotak FMP12 M Series 6	212.25
27	Kotak FMP12 M Series 9 IP	313.18
28	Kotak FMP13 M Series 3	331.63
29	Kotak FMP13 M Series 5 IP	500.98
30	Kotak FMP14 M Series 3	273.80
31	Kotak FMP14 M Series 4	218.07
32	Kotak Quarterly Interval Plan Series 2 IP	700.85

December 2, 2009

LATHAM & WATKINS llp

		Rs. in
S.no.		millions
33	Principal PNB Fixed Maturity Plan 460 Days Series IV	88.34
34	Reliance Fixed Horizon Fund — IV Series VI	225.49
35	Reliance Fixed Horizon Fund — VII Series I	166.68
36	Reliance Fixed Horizon Fund — X Series 2	1,601.33
37	Reliance Fixed Horizon Fund — X Annual Plan Series 5 Super IP	1,961.85
38	Reliance Fixed Horizon Fund — XII Series 3 Super IP	1,000.37
39	Reliance Fixed Horizon Fund — XII Series 4 Super IP	4,501.80
40	Reliance Medium Term Fund — Growth	1,581.36
41	Religare FMP—15 Months —Series II	110.87
42	SBI SDFS 13 Months — 10 IP	1,500.00
43	SBI SDFS 13 Months — 9 IP	953.34
44	Tata Fixed Horizon Fund Series 18 Scheme B	533.63
45	Tata Fixed Horizon Fund Series 18 Scheme D IP	214.45
46	Tata Fixed Investment Plan 2 Scheme A IP	162.01
47	Tata Floater Fund — Growth	3,354.19
48	Templeton Fixed Horizon Fund —Series XI Plan C IP	211.32
49	UTI Fixed Income Interval Fund — Monthly Interval Plan — I	750.90
50	UTI Fixed Maturity Plan Yearly Series March 2009 IP	400.58

December 2, 2009

LATHAM & WATKINS llp

		Rs. in
S.no.		millions
51	UTI Treasury Advantage Fund — IP — Growth	7,285.21
52	Prudential ICICI Institutional Liquid Plan — Super Institutional Growth	530.12
53	HDFC Cash Management Fund —Savings Plan — Growth	350.08
54	Reliance Liquidity Fund —Growth Option	1,047.48
55	Reliance Medium Term Fund— Retail Plan— Growth Plan — Growth	510.22
56	Tata Liquid Super High Inv. Fund — Appreciation	150.03
57	Birla Cash Plus — Inst Prem — Growth	450.15
58	Tata Liquid Super High Inv Fund — Appreciation	350.13
59	Reliance Liquidity Fund Growth Option	481.28
60	ICICI Institutional Liquid Plan —Super IP — Growth Option	413.56
61	UTI Money Market Mutual Fund — Growth Option	235.05
62	HDFC Cash Mgmt Fund—Treasury Advantage Plan— Daily Dividend	91.24
63	ICICI Pru Flexible Income Plan Premium— Daily Dividend —84	104.12
64	ICICI Pru Flexible Income Plan Premium— Daily Dividend —28	13.14
65	Tata Floater Fund— Daily Dividend Plan	27.45
66	Reliance Medium Term Fund— Daily Dividend Plan—213	29.76
67	Reliance Medium Term Fund— Daily Dividend Plan—192	79.32
68	DSP BlackRock FMP — 18 Months — Series 1 — IP — Growth Plan	171.02

December 2, 2009

LATHAM & WATKINS llp

		Rs. in
S.no.		millions
69	ICICI Prudential FMP Series — 39 18 months Plan A — IP — Growth Plan	178.75
70	HDFC FMP18 M — October — 2007 — Wholesale Plan — Growth Plan	225.32
71	DWS Fixed Term Fund — Series 41—IP—Growth Plan	222.41
72	ICICI Prudential FMP Series 41—18M Plan—IP—Growth Plan	112.58
73	Birla Fixed Maturity Plan — Series AD — IP — Growth Plan	168.50
74	ICICI Prudential FMP Series — 41 16 months Plan — IP — Growth Plan	169.07
75	Birla FTP — INSTL — Series AE — Growth Plan	167.66
76	Tata FIXED HORIZON FUND SERIES 13E	169.01
77	UTI Treasury Advantage Fund — IP — Growth Plan	7,394.70
78	Reliance FHF 12 — Series 4 — Super IP — Growth Plan	1,501.60
79	HDFC Cash Mgmt Fund — Treasury Advantage — WP — Growth Plan	3,065.44
80	HDFC F R I F — STF — WP — Growth Plan	3,577.39
81	Birla Sun Life Savings Fund — IP — Growth Plan	10,764.37
82	IDFC Money Manager — Treasury Plan — Plan C — Growth Plan	2,081.52
83	Reliance Medium Term Fund — Growth Plan	10,295.62
84	ICICI Prudential FMP — S 47 — 1 Year — Plan B — IP — Growth Plan	1,065.57
85	Birla Sun Life FTP — Series BD — IP — Growth Plan	1,069.94
86	Reliance FHF 10 — Series 2 — Super IP — Growth Plan	1,601.33

December 2, 2009

LATHAM & WATKINS llp

		Rs. in
S.no.		millions
87	UTI Fixed Income Interval Fund — Monthly Plan I — IP — Dividend Plan	1,001.20
88	ICICI Prudential Flexible Income Plan — Premium — Growth Plan	10,881.48
89	Kotak Quarterly Interval Plan — Series II — Dividend Plan	700.89
90	HDFC Liquid Fund — Premium Plan — Growth Plan	460.10
91	DWS Ultra Short-Term Fund — IP — Growth Plan	1,649.77
92	Kotak Floater — LT — Growth Plan	604.06
93	Tata Floater Fund — Growth Plan	1,651.19
94	Birla Sun Life Medium Term Plan — IP — Qtrly Dividend Plan	2,002.34
95	ICICI Prudential Interval Fund IV —Quarterly Interval —Plan B— IP— Div Plan	510.81
96	Morgan Stanley Growth Fund	143.68
	Investments in trading securities (at fair value)	1,35,975.57

	Time Deposits
97	ABN AMRO BANK	5,200.00
98	ICICI BANK	31,613.11
99	UCO Bank	5,000.00
100	State Bank of India	513.35
101	Canara Bank	1,000.00

December 2, 2009

LATHAM & WATKINS llp

		Rs. in
S.no.		millions
102	IDBI Bank	7,000.00
	Investments in time deposits	50,326.46

	Total	1,86,302.03